                                                           Deloitte & Touche LLP
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                                                           www.deloitte.ca

December 21, 2005

Autorite des Marches Financiers

Dear Sirs/Mesdames:

ROYAL BANK OF CANADA (THE "BANK") - US$6,000,000,000 SENIOR GLOBAL MEDIUM-TERM
NOTES, SERIES B

We refer to the prospectus supplement dated December 21, 2005 relating to the offering of up to US$6,000,000,000 Senior Global Medium-Term Notes, Series B, to
the short form base shelf prospectus dated December 21, 2005 relating to the offering of up to US$6,000,000,000 Senior Debt Securities and Subordinated Debt
Securities (Subordinated Indebtedness) of the Bank (collectively, the
"Prospectus").

We consent to the use, through incorporation by reference in the above-mentioned
Prospectus, of our report dated November 30, 2005 to the shareholders of the
Bank on the consolidated balance sheets of the Bank as at October 31, 2005 and
2004, and the consolidated statements of income, changes in shareholders' equity and cash flows for each of the years in the three-year period ended October 31,
2005 prepared in accordance with Canadian generally accepted accounting principles.

We report that we have read the Prospectus and the information specifically incorporated by reference therein and have no reason to believe that there are any misrepresentations in the information contained therein that are derived from the consolidated financial statements upon which we have reported or that are within our knowledge as a result of our audit of such consolidated financial statements.

This letter is provided solely for the purpose of assisting the securities regulatory authority to which it is addressed in discharging its responsibilities and should not be used for any other purpose. Any use that a third party makes of this letter, or any reliance or decisions made based on it, are the responsibility of such third parties. We accept no responsibility for loss or damages, if any, suffered by any third party as a result of decisions made or actions taken based on this letter.

Yours very truly,

(signed) "Deloitte & Touche LLP"
Chartered Accountants
Toronto, Ontario